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                             December 17, 2020

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
20, 2020
                                                            CIK No. 0001822523

       Dear Mr. Tannenbaum:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement filed November 20, 2020

       General

   1. We note that you and your subsidiaries intend to operate your business in a manner that will permit you to
maintain exemptions from registration under the Investment Company
                                                        Act of 1940. Please
provide us with a detailed analysis of these exemptions and how your investment strategy
will support these exemptions. Further, please note that we will refer your response to the
Division of Investment Management for further review.
 Leonard Tannenbaum
FirstName LastNameLeonard Tannenbaum
AFC Gamma,    Inc.
Comapany17,
December  NameAFC
              2020 Gamma, Inc.
December
Page 2    17, 2020 Page 2
FirstName LastName
2. We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. You state on page 59 that you intend to use the net proceeds from the offering to acquire your target assets in a manner consistent with your investment strategy. It does not appear that you have identified any mortgage-related assets to acquire with a significant portion of the net proceeds of the offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991),
         Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance. Cover Page

3. Please add a summary risk factor to disclose if true, that there is no limit on the amount of leverage you may incur, and also that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.
Prospectus Summary
Overview, page 1

4. We note your disclosure on page 70 that, in addition to originating loans, you may acquire loans. Additionally, we note your statement on page 25 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure to discuss these aspects of your business.
Our Portfolio, page 4

5. For each entity that you have loaned money to, please tell us what consideration you gave to disclosing the names of the entities and the states in which they operate, to the extent the information has been omitted. Additionally, to the extent an entity has an associated
         PIK interest payment to make, please explain how they intend to pay this interest "in kind." Please ensure that you define all acronyms where you first use them, such as IRR and YTM. For loans made for the purposes of construction, please clearly identify those loans and disclose the anticipated completion date(s).
Our Growth Strategy, page 9

6. We note that you have retained Murray Devine as your independent third-party valuation firm. Please file the consent for this firm. Please refer to Section 7(a) and Rule 436 of the
         Securities Act. Additionally, we note on page 12 that you refer to a third-party valuation firm that is not identified. Please tell us what consideration you have given to identifying the third party expert and filing its consent.
 Leonard Tannenbaum
FirstName LastNameLeonard Tannenbaum
AFC Gamma,    Inc.
Comapany17,
December  NameAFC
              2020 Gamma, Inc.
December
Page 3    17, 2020 Page 3
FirstName LastName
COVID-19, page 12

7. We note your disclosure that the entities to which you have made loans were considered essential. Please disclose clearly whether Covid-19 has impacted the ability of any of your borrowers to repay their loans in a timely fashion, and if any have not been able to make timely payments, to the extent material, please quantify the amount they are in arrears and disclose whether you have granted any concessions.
Use of Proceeds, page 59

8. We note your disclosure that you intend to use proceeds from this offering to repay the
         Revolving Credit Facility. However, your disclosure on page 2 and elsewhere indicates that there are no borrowings outstanding as of November 15, 2020. Please update your disclosure as appropriate to address this discrepancy.
Dilution, page 62

9. Please revise your table on page 62 to show the increase in net tangible book value that results from the pro forma transactions separately from the increase attributable to this offering.
Our Manager and our Management Agreement
Termination for Cause, page 110

10. We note your disclosure that you may terminate your manager for cause upon 30 days prior written notice and we further note clause (v) in the first paragraph in this section.
         Please add risk factor disclosure that your manager will remain on for 30 days even if it commits fraud or engages in other criminal activities.
Management Compensation, page 114

11. Please provide a summary compensation table. In the table, please ensure that you disclose all fees to be paid to your manager, including, but not limited to, the syndication fee, structuring fee, diligence fee, monitoring fee, and agency fee. Additionally, please explain the services that the manager will provide in order to receive these fees and how these services are distinct from the services covered under the management fee.
12. Given the complexity of the incentive fee calculation, please provide a detailed hypothetical example.
Principal Stockholders, page 118

13. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to shares held by the entities listed in the table.
 Leonard Tannenbaum
FirstName LastNameLeonard Tannenbaum
AFC Gamma,    Inc.
Comapany17,
December  NameAFC
              2020 Gamma, Inc.
December
Page 4    17, 2020 Page 4
FirstName LastName
Potential Conflicts of Interest, page 121

14. We note your disclosure on page 43 and elsewhere that the officers of your manager manage other investment vehicles and that those entities may compete with you for investments. Please add risk factor disclosure to address the risk of your manager or its officers being internalized or acquired by another entity for which they provide services.
Exclusive Forum for Certain Litigation , page 136

15. We note your disclosure that certain litigation may only be brought in specific courts in
         Maryland. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act. Please add risk factor disclosure as appropriate.
Index to the Financial Statements, page F-1

16. In light of your investments in loans collateralized by real estate, please tell us what consideration you gave to providing financial statements and/or a narrative description of the general character of the properties securing these loans. Reference is made to SAB 1I.
2. Significant Accounting Policies
Interest reserves, page F-11

17. We note you recorded $1.4 million in interest reserves as of September 30, 2020. Please clarify for us how you determined it was appropriate to reflect this item as a liability and to recognize income for this component. Further, please clarify for us and in your filing how you will record income for this component and tell us your basis for this accounting.
         Within your response, please reference the authoritative accounting literature management relied upon.
4. Loan receivable at carrying value, page F-13

18. Please revise to include the disclosures required by ASC 326-20-50 or tell us how you determined such disclosures are not necessary.
 Leonard Tannenbaum
AFC Gamma, Inc.
December 17, 2020
Page 5
13. Related Party Transactions
Management Agreement, page F-18

19. We note your footnote disclosure that your management fee is equal to 0.4375% of the
      Company's equity. This percentage does not appear to be consistent with the 0.375%
      disclosed on page 8 of your filing. Please revise or advise. Investments in Loans, page F-19

20. We note your disclosure that you may receive the option to assign the right to acquire warrants and/or equity of the borrower. We further note your disclosure that you sold such rights in October and November of 2020. To the extent you held these rights at
      September 30, 2020, please tell us how you accounted for the rights at September 30,
      2020. Within your response, please reference the accounting literature management relied upon.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameLeonard Tannenbaum
                                                         Division of
Corporation Finance
Comapany NameAFC Gamma, Inc.
                                                         Office of Real Estate
& Construction
December 17, 2020 Page 5
cc:       Jeeho M. Lee, Esq.
FirstName LastName